May 13, 2008

Mr. Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	The Hackett Group, Inc.
Form 10-K for the year ended December 28, 2007
File No. 333-48123

Dear Mr. Gordon:

This letter is submitted in response to the comments set forth in your letter addressed to Mr. Ted A. Fernandez, Chief Executive Officer and Chairman of The Hackett Group, Inc., dated April 29, 2008 (the “Comment Letter”). Our responses to the Comment Letter are set forth below. The page references in the responses correspond to the page numbers in our Form 10-K for the year ended December 28, 2007.

Note 1 – Nature of Business and Significant Accounting Policies

Revenue Recognition, page 37

1.	Comment:

In future filings please expand your disclosure regarding revenue recognition to address how you account for loss contracts. In addition, please tell us whether you have experienced material contract losses to date.

We evaluate estimates to complete for all fixed fee or capped fee projects on a quarterly basis in order to determine their profitability. Variances from expected profit are reflected as adjustments to revenue at the time they are identified, based on the approach described under our revenue recognition accounting policy described on page 37 of our Form 10-K for the year ended December 28, 2007.

As requested by the Staff, we will expand our disclosure regarding revenue recognition to address how we account for loss contracts. With respect to loss contracts, the Company will revise its future filings to incorporate the following language:

“If our estimates indicate that a contract loss will occur, a loss provision is recorded in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct costs of the contract exceed the estimated total revenues that will be generated by the contract and are included in Cost of Service.”

Material contract losses have been recognized by the Company and disclosed in the period they were identified.

Segment Reporting, page 41

1.	Comment:

Please tell us how you considered the guidance in paragraphs 10-17 of SFAS 131 in determining that your service groups do not constitute operating segments. Please include details of your analysis of these paragraphs, as well as any other guidance you relied upon in determining that the Company operates as a single reportable segment.

Discussion of Operating Segments pursuant to SFAS 131 – “Disclosures about Segments of an Enterprise and Related Information”

Pursuant to paragraph 10 of SFAS 131, an operating segment is defined as a component of an enterprise. SFAS 131 lists certain criteria that define an operating segment. Set forth below is a discussion of each relevant criterion:

An operating segment is a component of an enterprise:

a)	That engages in business activities from which it may earn revenues and incur expenses

For go-to-market and resource management purposes, our consultants are grouped into various competency groups we refer to as practices. Revenues and operating expenses for each practice have similar characteristics and are subject to the same factors, pressures and challenges.

b)	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

Pursuant to paragraphs 11-13 of SFAS 131, the Company’s chief operating decision maker is our CEO, Mr. Ted A. Fernandez. He is responsible for determining the services we offer to clients, where to invest resources based on customer demand, the allocation of capital and the targeting of strategic acquisitions. The Company’s chief operating decision maker manages practices on a global basis.

Prior to closing our books on a quarterly basis, our CEO receives a one-page report (“Quarterly Report”) which includes summarized results by practice for the prior two months, and preliminary results for the current month. This report contains total Net Revenues, total Cost of Sales, total direct SGA (no overhead and other allocation or corporate functional support costs), and total contribution by practice, but does not contain any detail behind these amounts. This report also contains the total organization’s corporate SGA by functional department (HR, IT, Legal, Office Administration, Executive and Finance). With the exception of the Quarterly Report, no other financial information is provided on a regular basis to the CEO.

Additionally, the Quarterly Report contains a comparison to the Company’s latest forecast. This comparison is utilized to identify significant variances from expectations, review the drivers of these variances and address any corrective actions required. This report currently summarizes the practices into two service groups, The Hackett Group and Hackett Technology Solutions. There have been different groupings throughout the years as market opportunities have changed. This Quarterly Report is reviewed by the CEO, COO and the CFO. Also, the CEO reviews consolidated income statements, balance sheets, cash flow information, and other statistical data that is included in our quarterly earnings releases and SEC filings. Our CEO does not regularly review financial information at a level lower than the Quarterly Report.

The Board of Directors reviews the consolidated income statements, balance sheets, cash flow information, and other statistical data that is included in our quarterly earnings releases and SEC filings. In addition, the Board of Directors receives a one-page report that summarizes annual results at a practice level for the fiscal year, with a comparison to the proposed Annual Plan for the subsequent fiscal year.

As defined in paragraph 14 of SFAS 131, the Company does not have segment managers for either The Hackett Group or Hackett Technology Solutions. The practice leaders of the individual practices, or combination of practices, report directly to the COO of the Company, and do not maintain regular contact with the chief operating decision maker.

Pursuant to paragraph 15 of SFAS 131, the Company’s chief operating decision maker manages practices on a global basis, and reviews information as described above.

c)	For which discrete financial information is available

The Company has limited financial data at the practice level. As we have discussed above, for go-to-market and resource management purposes, our consultants are grouped into various competency groups we refer to as practices.

i.	Profit and Loss Statements (P&L’s) - Although the Company maintains certain P&L elements, we do not have complete sets of P&L’s by practice area that would identify all items of Net Operating Profit Before Taxes or Net Income. The Company has detailed monthly P&L reports that include Gross and Net Revenue, Cost of Sales, and direct SGA (no overhead and other allocation or corporate functional support costs) by practice. However, the Company does not have interest income, interest expense, depreciation or amortization, income tax expense or benefit, or other significant non-cash items reported at a practice level, such as non-cash stock compensation expense.

These detailed P&L reports are reviewed monthly by the practice leaders and the COO of the Company, as well as the CFO. The monthly P&L information is not reviewed by our CEO when making decisions about resource allocations or performance assessments as described in item (b) above.

ii.	Balance Sheets and Statements of Cash Flows - The Company does not maintain Balance Sheets or Statements of Cash Flows at the practice level. Even items which are “tagged” to the practices, such as Accounts Receivable and Unbilled Revenues, are co-mingled in projects where resources from various practice areas are working on a single project. No Fixed Assets or capital expenditures are tracked at the practice level, such as dedicated servers to the practices in our Data Center. Significant and extensive allocations of consolidated assets and liabilities would need to be performed to derive a practice level balance sheet.

Discussion on Paragraph 17 “Aggregation Criteria”

The guidance in paragraph 17 of SFAS 131 provides criteria for aggregation purposes if it is consistent with the objective and basic principles of the Statement, as follows:

a)	The nature of the product and services

The Company provides a comprehensive range of business and technology services designed to enable companies to improve their performance by utilizing the best practices intellectual capital from The Hackett Group. Our Best Practice Implementation (“BPI”) content and tools help clients improve their business processes and the way they configure software to automate business processes utilizing its extensive database of business process best practices to assess and design a solution.

For go-to-market and resource management purposes, our consultants are grouped into various competency groups we refer to as practices. In 2007, we had seven practices, and this number has varied almost every year we have been in existence. Within these practices are resources of similar business process or software configuration skills. For financial reporting purposes, we have commented on our performance by grouping our practices in similar categories that allow us to best describe our overall performance. Over the last ten years we have continuously grouped and regrouped certain competencies in the manner we believe will provide us with the best opportunity to sell and deliver our services, as well as describe our performance.

In our 2007 Form 10-K, we grouped our practices into three service groups (Benchmarking and Business Transformation, Executive Advisory Programs, and Hackett Technology Solutions) which comprise two broader process and technology service offerings, The Hackett Group and Hackett Technology Solutions, respectively. We believe that these groupings provide us with the most logical way to describe the performance and demand for our different competencies/practices. From an economic perspective, we have seen demand and revenue vary significantly over the last three years. Operating expenses for each practice, however, have similar characteristics and are subject to the same factors, pressures and challenges.

As recently as 2004, we used Business Applications, Business Intelligence, Business Transformation and The Hackett Group to describe our performance for financial reporting purposes. In 2005, we decided to move our Business Transformation group under The Hackett Group brand, and away from our technology-centric competencies. As a result of this change, as reported in our Form 10-K for 2005 and 2006, our service groups consisted of Benchmarking and Membership Advisory Programs, Business Transformation, Business Applications and Business Intelligence. In 2007, new product launches led to aggregation of our practices into the following service groups: Benchmarking and Business Transformation, Executive Advisory Programs, and Hackett Technology Solutions.

A further example of the fluidity of our resources and group definitions is our Hyperion implementation practice. In 2004, our Hyperion practice was managed as part of our Business Transformation group, but was grouped under our Business Intelligence service group for financial reporting purposes as we tried to further group our resources based on process or technology expertise. In 2005, we moved the Hyperion group under our Business Intelligence group and eliminated the management oversight that had been provided by our Business Transformation group. In early 2007, we had communicated our desire to move the Hyperion practice back under the management of our Business Transformation service group, but in the midst of the organizational change, Oracle Corporation acquired Hyperion Solutions Corporation, so the Company decided to keep our Hyperion practice with our technology service group.

An example of where a technology-centric service group is integrated with a process-centric service group is our Time and Attendance technology practice. This practice primarily works on the implementation of certain software packages dedicated to the capture of time and attendance records; however, it has been part of our Business Transformation service group for the past couple of years. The decision on how to go-to-market, manage and closely align these resources was determined based on where we believed they would have the most market success.

b)	The nature of the production processes

Operating expenses for each practice have similar characteristics and are subject to the same factors, pressures and challenges. As discussed above, all of the practices utilize our intellectual capital in the delivery of the services to clients.

Additionally, a meaningful portion of our client engagements contain resources from two or more of our practices that work together to sell and implement certain contracts, particularly our larger clients. For example, a project can be staffed by a Business Transformation resource, an Oracle configuration resource and a Business Intelligence expert. These cross-functional practices work collaboratively to assist our clients in achieving one goal, which is a significant improvement in how they execute business processes and related activities while always considering the leverage of information technologies.

c)	The type or class of customer for their products and services

The type or class of customers is similar for all of the Company’s services. The Company targets and sells its services to CEO’s, CFO’s and CIO’s of major corporations, primarily those considered Fortune 1000 organizations.

d)	The methods used to distribute their products and services

The Company uses its proprietary Best Practice Implementation (“BPI”) intellectual capital to help clients improve their performance. Utilizing performance metrics and our vast repository of best practices that emanate from over 4,000 benchmark studies combined with the global implementation insight of our transformation and technology associates, the Company has created a series of process and technology tools and supporting content that allow clients to effect sustainable performance improvement.

The Company believes the combination of optimized processes and a best practices-based business application environment allows our clients to achieve and sustain significant business performance improvement. Although the specific client circumstances dictate how they engage us, our goal is to be responsive to client needs and to establish a continuous and trusted relationship. We have deployed a series of offerings that allow us to efficiently help the client without regard to where they are in their performance improvement lifecycle.

e)	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities

The Company is not subject to any specific regulatory environment related requirements.

In conclusion, although in describing our overall performance we group our process and technology practices in accordance with SFAS 131, paragraphs 37-39, we believe they constitute one reportable segment in accordance with paragraphs 10-17 of SFAS 131.

Furthermore, in our review of other public competitors that have both process and technology consulting offerings, we did not find an example where these types of consulting skills were aggregated and described as reportable segments in their SEC filings. We noted that some of the larger competitors appear to have the scale to manage their business on an industry-based focus and therefore segment their business along industry verticals. Our Company does not have the scale and does not operate, capture, or report information along industry segments. As a result, we believe the Company engages in business activities within one operating segment, which provides business and technology consulting services.

Note 11 – Income taxes, page 46

3.	Comment:

We note that over the last three quarters of 2007 that you had increasing net income. Please tell us how you determined to continue to record a full valuation allowance and that is more likely than not that some or all of the deferred tax assets will not be realized. We also note that most of your net operating loss carryforwards do not expire until 2022. For reference see paragraph 20 of SFAS 109.

Although the Company was profitable over the last three quarters of 2007, it has reported a loss as recently as the first quarter of 2007 and it has had cumulative losses since its inception. The Company has been undergoing a significant transformation and has reported losses in five of the seven years prior to 2007, and in the other two years the Company was only marginally profitable. As a result of this history and the inherent volatility of the business in recent years, the Company believes that this negative evidence supports the position that a valuation allowance is still required pursuant to paragraphs 20-25 of SFAS 109. The valuation allowance has been adjusted to the extent deferred tax assets have become realizable. The Company will continue to monitor its profitability and outlook to determine when it believes that it is more likely than not that a portion or all of the valuation allowance is no longer required.

Exhibits 31.1 and 31.2

4.	Comment:

Please confirm to us that you will revise your certifications, in all future filings, to include the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) and “(or persons performing the equivalent functions)” in the introductory language of paragraph 5, consistent with the language set forth in Item 601(b)(31) of Regulation S-K.

The Company confirms that we will revise our certifications as requested by the Staff in all future filings. These changes were reflected in the certifications contained in our Quarterly Report on Form 10-Q filed May 7, 2008.

In connection with our responses to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at (305) 375-8005. Thank you for your assistance.

Very truly yours,

/s/ Robert A. Ramirez

Executive Vice President, Finance and

Chief Financial Officer

The Hackett Group, Inc.